SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number
001-15783

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ending: August 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant CASH TECHNOLOGIES, INC.
Former name if applicable:___________________________________________________________________
Address of principal executive office (Street and number) 1434 West 11th Street
City, State and Zip Code Los Angeles, Ca 90015

Part II. Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report  portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Cash Technologies, Inc. (the "Company") is unable to file its Form 10QSB for the fiscal quarter ended August 31, 2007 without unreasonable expense and effort because the consolidation of the financial statements of TAP Holdings, LLC, a majority-owned subsidiary of the Company, which constitutes a material portion of the Company's assets, following the sale of substantially all of the assets of TAP Holdings, LLC, and relevant management discussion and analysis, have not been completed.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Edmund King	(213) 745-2000 .
	(Name)	(Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cash Technologies, Inc.
(Name of registrant as specified in charter)

CASH TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 16, 2007	By:	/s/ EDMUND KING .
Chief Financial Officer

Additional information and explanation regarding Part IV Response 3.

For the three month period ended August 31, 2007 the Company had net revenue estimated to be $43,000 as compared to $34,000 for the three month period ended August 31, 2006. At August 31, 2007 its total liabilities are estimated to be approximately $ 11.0 million as compared to approximately $11.6 million in the corresponding period of 2006.